Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Customer Talking Points + Q&A

Talking Points

•	Thank you for taking this call with me. I wanted to update you on what is happening at Tidewater

•	Pleased to announce that Tidewater is combining with GulfMark Offshore to become a global leader in OSV industry.

•	Transaction will create:

•	industry’s largest fleet and broadest global operating footprint in OSV market,

•	with unmatched ability to support customers across geo-markets and water depths.

•	Tidewater customers will benefit from:

•	enhanced access to modern, high-specification vessels in all major markets and water depths.

•	As always, we maintain a strong commitment to safe, consistent and reliable services

•	Expect to close the deal in fourth quarter, and afterwards, anticipate a smooth integration.

•	It is business as usual and you should see no changes as a result of this announcement.

•	You will receive more information in the coming months, and in the meantime, we invite you to review the press release available on the Tidewater web site.

•	I wanted to personally thank you for your business. We value our relationship with you and look forward to serving you for many years to come.

•	I now invite you to ask any questions you may have, and after this call if you have any further questions, please feel free to ask your Tidewater representative.

Customer Talking Points + Q&A

Q&A

1.	How will this transaction impact customers’ relationships with Tidewater?

We do not anticipate any changes to Tidewater’s relationships with its customers as a result of this transaction. Until the transaction closes, it remains business as usual at Tidewater.

2.	How will the transaction benefit Tidewater’s customers?

As a result of this transaction, the combined company will be better positioned to achieve and sustain market leadership during both healthy and challenging market conditions, allowing us to operate with enhanced long-term focus, increase investments in strategic-growth opportunities and better adjust to changes in the industry. We believe the combination will allow Tidewater to enhance value for our customers and all of our stakeholders.

3.	Does this change the services that Tidewater offers? Will pricing be affected?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

4.	Will there be any significant changes to Tidewater’s business segments?

Until the transaction closes, we do not anticipate any changes to Tidewater’s business segments as a result of this transaction. We will notify you ahead of any changes that may affect our work together.

5.	Will there be any changes in our contracts with Tidewater?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future.

6.	Will my contacts at the company remain the same?

Until the transaction closes, it is business as usual at Tidewater and we do not anticipate any changes to your relationship with us as a result of this transaction. As is our typical practice, you will be promptly notified if there are any changes in the future. You can continue to contact your normal representative.

Customer Talking Points + Q&A

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.

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